[LETTERHEAD OF CLEARY GOTTLIEB STEEN & HAMILTON LLP]

April 4, 2005

BY EDGAR CORRESPONDENCE Mr. Michael Coco Special Counsel Office of International Corporate Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	United Mexican States’ (“Mexico”) Registration Statement under Schedule B of the Securities Act of 1933, as amended, filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 7, 2005

Dear Mr. Coco:

          By letter dated March 1, 2005, the Staff of the Division of Corporate Finance of the Commission (the “Staff”) provided certain comments on the Registration Statement under Schedule B, filed by Mexico on February 7, 2005. Set forth below are Mexico’s responses to the Staff’s comments. For your convenience, we have reproduced below the Staff’s comments and have provided Mexico’s responses immediately below the comments.

Pricing Supplement

Recent Developments, page A-5

1.       We note recent articles reporting concerns that the U.N. Committee on the Elimination of All Forms of Discrimination Against Women has expressed about alleged violations of women’s rights in Mexico. See, for example, “UN Rights Panel Slams Mexico

Michael Coco, p. 2

on Killings of Women,” as reported by Reuters on January 27, 2005. If material, please disclose the circumstances surrounding these claims and Mexico’s response to them.

          On January 27, 2005 the U.N. Committee on the Elimination of All Forms of Discrimination Against Women (the “Committee”) made public its findings and recommendations regarding the abduction, rape and murder of women in Ciudad Juárez in the state of Chihuahua, Mexico. As stated in the Committee’s report, the Government of Mexico fully supported the inquiry and cooperated throughout. In the report the Committee concluded that, in light of the information obtained in the inquiry, the facts alleged and presented by several human rights organizations regarding the approximately 320 murders and disappearances of women in Ciudad Juárez during the period of approximately 1993 to 2003 (the “Ciudad Juárez murders”) constituted grave and systematic violations of women’s rights.

          The Committee’s report was the product of an inquiry under the Optional Protocol to the Convention on the Elimination of All Forms of Discrimination against Women (the “Optional Protocol” and “Convention,” respectively), which Mexico ratified in March of 2002. Mexico has chosen to ratify and assume the obligations of this Optional Protocol, while many nations have chosen not to ratify the Optional Protocol.1

          Mexico has taken a number of measures to reverse negative stereotypes concerning and discrimination against women and to advance the cause of women’s rights. In 1974, the Mexican Constitution was amended to reflect women’s equality. In 1983, the Federal Government created the National Population Program, which gave rise to the National Program of Action for the Integration of Women into Development. In 1985, the National Commission on Women, consisting of representatives of the executive, legislative and judicial branches, was established to promote and coordinate this program. In 2001, a National Women’s Institute was established to promote policy reforms on gender issues. With the end of combating gender-based violence, the National Program for a Violence-Free Life was established in 2002.2

          The Federal Government has acknowledged that the murders of women in Ciudad Juárez constitute a breach of women’s rights and is committed to resolve this problem. Consistent with this commitment, the Federal Government has implemented or is in the process of implementing many of the recommendations included in the Committee’s report and will continue to commit resources to investigate cases and to implement programs to eliminate the causes that led to the Ciudad Juárez murders. For example, the Federal Government recently established a program to send 300 federal agents to assist in the investigations in Ciudad Juárez. In addition, the Federal Government continues to request and welcome visits by various

1	The United States signed the Convention in 1980, but the United States Senate failed on a number of occasions to ratify the Convention.

2	See Response of the Government of Mexico to the report on the visit by the members of the Committee, at pp. 52-55.

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international institutions that focus on women’s rights.3 Most recently, from February 20-26, 2005, Mexico welcomed a visit by Yakin Ertürk, the Special Rapporteur of the United Nations Commission on Human Rights on Violence Against Women, its Causes and Consequences. During the visit, the Special Rapporteur commended the steps Mexican authorities have taken to address violence against women, and while noting that additional progress needs to be made, praised the efforts deployed by the Federal Government to install a transparent approach to the investigations of the murders in Ciudad Juárez. While the Federal Government acknowledges that negative cultural stereotypes concerning women played a role in the circumstances surrounding the murders and the ensuing investigations, a number of other social problems contributed as well, including increased rates of drug addiction, drug trafficking and associated criminal activity, national and international migration and corruption. These issues cannot be conquered overnight.

          Notwithstanding the seriousness of the Ciudad Juárez murders, Mexico does not believe that these murders are material to investors in Mexico’s securities. As in the United States, criminal matters such as rape and murder are generally within the jurisdiction of state rather than federal authorities in Mexico. The Ciudad Juárez murders, while an outgrowth of the social ills affecting Mexican society in general, are not the result of the implementation of governmental policies to discriminate against women. Rather, they represent an extreme case of unchecked, unlawful discrimination and violence against women in a country that has enacted laws and government policies to end discrimination and violence against women. As described above, the Federal Government has actively participated in the efforts to investigate and resolve these crimes and their causes, and continues to support those efforts.

          Moreover, the Ciudad Juárez murders, while significant for the individuals affected, took place in a single locality in Mexico. Although serious efforts are needed to overcome the social problems contributing to the crimes in Ciudad Juárez, Mexico does not believe that this criminal activity in Ciudad Juárez has had or is likely to have a material adverse effect on the Mexican economy, foreign investment in Mexico or the ability of Mexico to service its foreign debt.

          Mexico therefore believes that the circumstances surrounding the Ciudad Juárez murders are not material to an investment decision regarding the securities of Mexico and that a revision to the pricing supplement providing such information is unnecessary.

3	See Response of the Government of Mexico to the report on the visit by the members of the Committee, at pp. 58-59.

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Prospectus

Where You Can Find More Information, page 17

2.       Please provide the SEC file number of the Form 18-K that is incorporated by reference.

          In response to the Staff’s comment, we have added the SEC file number of the Form 18-K incorporated by reference on page 17 of the prospectus.

          If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2730.

Very truly yours,

/s/ Wanda J. Olson
Wanda J. Olson